200 Sidney Street
Cambridge, MA 02139
Tel: 617-945-9626
www.serestherapeutics.com

March 16, 2020

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Seres Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 9, 2020

Registration No. 333-237033

Dear Mr. Buchmiller:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 18, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Seres Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Wesley C. Holmes at (617) 948-6027, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

200 Sidney Street
Cambridge, MA 02139
Tel: 617-945-9626
www.serestherapeutics.com

Sincerely yours,

Seres Therapeutics, Inc.

By:	/s/ Eric D. Shaff
Eric D. Shaff
President and Chief Executive Officer

cc:	Peter N. Handrinos, Esq.

Wesley C. Holmes, Esq.